Notice of Annual General Meeting

of Shareholders

To be held on May 28, 2024

MEETING INFORMATION

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. ("Endeavour Silver" or the "Company") will be held at 10:00 a.m. (Vancouver time) at Suite 1130 - 609 Granville Street, Vancouver, British Columbia, V7Y 1G5 on Tuesday, May 28, 2024 for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2023 with auditor's report thereon;

2. To elect eight directors for the ensuing year;

3. To appoint the auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4. To approve certain amendments to the Company's rolling percentage Stock Option Plan and to approve the unallocated options that may be grantable under the Stock Option Plan, as amended;

5. To approve the unallocated awards that may be grantable under the Company's rolling Equity-Based Share Unit Plan; and

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING

This Notice of Meeting, the Information Circular and other Meeting materials will be available on Endeavour Silver's website at https://edrsilver.com/t/investor-disclosure/ and under Endeavour Silver's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar as of April 17, 2024 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775.

Only shareholders of record at the close of business on April 4, 2024 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 24, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy form. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 4th day of April 2024.

By Order of the Board of Directors

(signed)

Daniel Dickson

Director and CEO

ENDEAVOUR SILVER CORP. | NOTICE OF MEETING	2